

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2014

<u>Via E-mail</u>
James Cassidy
President
Alife Inc.
Formerly Hill Run Acquisition Corporation
215 Apolena Avenue
Newport Beach, California 92662

      Re: **Alife Inc.**
               Formerly Hill Run Acquisition Corporation
               Registration Statement on Form 10
               Filed September 30, 2013
               File No. 000-55064

Dear Mr. Cassidy:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Kristina Aberg

               Kristina Aberg
               Attorney-Advisor

cc: Lee Cassidy, Esq. (Via E-mail)